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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   INFE, INC.
                                   ----------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                   45663X-20-9
                                 (CUSIP NUMBER)

                                Rainier Gonzalez
                                   Infe, Inc.
                        6101 Blue Lagoon Drive, Suite 420
                              Miami, Florida 33126
                                 (305) 593-1757
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3300

                                  June 26, 2003
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                  SCHEDULE 13D

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1                       NAME OF REPORTING PERSONS
                        Rainier Gonzalez
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2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) [ ]
                                                                  (b) [X]
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3                       SEC USE ONLY

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4                       SOURCE OF FUNDS
                        OO

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5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
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6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States
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NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY                 111,600,000 [In addition, the Reporting
EACH REPORTING PERSON                 Person owns one share of Series A
WITH                                  Preferred Stock which is convertible
                                      into 318,822,903 shares of common stock
                                      upon the Issuer filing Articles of
                                      Amendment increasing the number of its
                                      authorized shares of common stock by at
                                      least 300,000,000 shares.]

                        --------------------------------------------------------
                        8             SHARED VOTING POWER
                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER
                                      111,600,000 [In addition, the Reporting
                                      Person owns one share of Series A
                                      Preferred Stock which is convertible into
                                      318,822,903 shares of common stock upon
                                      the Issuer filing Articles of Amendment
                                      increasing the number of its authorized
                                      shares of common stock by at least
                                      300,000,000 shares.]
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER
                                      -0-
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11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        111,600,000 [In addition, the Reporting Person owns one share of Series A Preferred Stock which is convertible into 318,822,903 shares of common stock upon the Issuer filing Articles of Amendment increasing the number of its authorized shares of common stock by at least 300,000,000 shares.]
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12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   ( )
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13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        70.42% (After conversion of Preferred Stock, Reporting Person would own 90.0% of outstanding common stock.)
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14                      TYPE OF REPORTING PERSON
                        IN

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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $0.0001 per share (the "COMMON SHARES"), of Infe, Inc., a Florida corporation (the "ISSUER"). The principal executive office of the Issuer is located at 6101 Blue Lagoon Drive, Suite 420, Miami, Florida 33126.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f). This statement is being filed by Rainier Gonzalez (the "REPORTING PERSON"), whose business address is 6101 Blue Lagoon Drive, Suite 420, Miami, Florida 33126. The Reporting Person is the President and Chief Executive Officer of the Issuer. The Reporting Person is a citizen of the United States.

     (d) and (e). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which he was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 26, 2003, and pursuant to the Merger Agreement (the "MERGER AGREEMENT") by and among Issuer, Pacer Acquisition, Inc., a Florida corporation ("MERGER SUB"), Pacer Health Corporation, a Florida corporation ("PACER") and the Reporting Person, the sole shareholder of Pacer, the Reporting Person acquired 111,600,000 Common Shares and one (1) share of Series A Preferred Stock of Issuer (the "PREFERRED SHARES"), convertible into 318,822,903 Common Shares, in consideration for all of the common stock of Pacer.

     Simultaneous with the execution of the Merger Agreement, the Reporting Person was appointed President, Chief Executive Officer, Director and Chairman of the Board of Issuer, Thomas M. Richfield resigned as President, Secretary and Chairman of the Board of Issuer, and Gus Mechalas resigned as an officer and director of Issuer. Effective ten (10) days following the mailing of Schedule 14F-1 to the shareholders of Issuer (the "Change of Control Date"), Mr. Richfield will resign as a Director, and Eric Pantaleon, M.D. and Alfredo Jurado, Esq. will be appointed to the Board.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired his Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing his Shares. Except as otherwise provided in this schedule, the Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) As of the close of business on July 10, 2003, the Reporting Person beneficially owned 111,600,000 Common Shares representing 70.42% of the issued and outstanding Common Shares. Upon the conversion of the Preferred Shares, the Issuer will own 430,422,903 Common Shares representing 90% of the issued and outstanding Common Shares. The Reporting Person has the sole power to vote and to dispose of all of his Common Shares.

     (d) Not applicable.

     (e) Not applicable.

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ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

     The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, he certifies that the information set forth in this statement is true, complete and correct.



Dated:   July 11, 2003                     REPORTING PERSON:
                                           ----------------



                                           /S/ RAINIER GONZALEZ
                                           -------------------------------------
                                           RAINIER GONZALEZ